Exhibit 4(c)(9)

Home Office: Cincinnati, Ohio

Administrative Office: [P.O. Box 5423, Cincinnati, Ohio 45201-5423]

iSHARES MSCI EAFE ETF [-10% FLOOR] INDEXED STRATEGY

Crediting Strategy Endorsement

Index Gain Subject to a Maximum Gain for the Term

Index Loss Subject to 10% Maximum Loss for the Term

Bailout Feature

Gain or Loss

Each day, the value of the Strategy includes the Vested Gain or Loss for the Term.

Vested Gain or Loss is calculated on and added to the remaining investment base for the current Term. For this purpose, the investment base starts with the amount applied to that Strategy at the start of the current Term. It is then reduced to pay for each withdrawal or charge that taken from the Strategy during the current Term.

Index Change

For this Strategy, Index Change is the increase or decrease in the price of the iShares MSCI EAFE ETF since the start of the Term. This increase or decrease is expressed as a percentage of the Index Value at the start of the Term. It is measured from the Index Value at the start of the Term to the Index Value at the last Market Close on or before the date that the Index Change is determined.

Index Value

For this Strategy, the Index Value is price of iShares MSCI EAFE ETF for the last reported sale on the New York Stock Exchange Arca. It is determined at each Market Close. The Index Value at the start of a Term is its value at the last Market Close on or before the first day of that Term. The Index Value at the end of a Term is its value at the final Market Close of that Term.

Market Close

A Market Close for this Strategy is the close of the core trading session on the New York Stock Exchange Arca on each day that is a Market Day.

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Vested Gain

Vested Gain is the portion any positive Index Change for the Term that is taken into account when determining the value of the Strategy. For any day of a Term, the Vested Gain is equal to:

1)	any positive Index Change for the Term, but not exceeding the Maximum Gain set for the Term; multiplied by

2)	the applicable vesting factor for that day; and then multiplied by

3)	the remaining investment base for the current Term.

The vesting factors are set out on the Contract Specifications page.

Vested Loss

Vested Loss is the portion any negative Index Change for the Term that is taken into account when determining the value of the Strategy. For any day of a Term, the Vested Index Loss is equal to:

1)	any negative Index Change for the Term, after taking into account the Maximum Loss for each Term of this Strategy; multiplied by

2)	the applicable vesting factor for that day; and then multiplied by

3)	the remaining investment base for the current Term.

The vesting factors are set out on the Contract Specifications page.

Maximum Gain

The Maximum Gain is the largest positive Index Change for a Term taken into account to determine the Vested Gain. We will set the Maximum Gain for each initial or renewal Term of this Strategy before the first day of that Term. For a given Term, we may set a different Maximum Gain for amounts attributable to Purchase Payments received on different dates. The Maximum Gain for each Term of this Strategy shall never be less than 1%.

Maximum Loss

The Maximum Loss is the most negative Index Change for a Term taken into account to determine a Vested Loss. The Maximum Loss for each Term of this Strategy is 10%.

Bailout

We will waive the Early Withdrawal Charge [and Market Value Adjustment] on amounts that you withdraw from this Contract at the end of a current Term if the amounts are held under this Strategy and either:

1)	the Maximum Gain set for the next Term of this Strategy is less than the Bailout Trigger for the current Term; or

2)	this Strategy will not be available for the next Term.

If this waiver will apply to this Strategy at the end of the current Term, we will notify you in writing at least thirty (30) days before the current Term ends. You may elect a withdrawal under this provision by a Request in Good Order. Such a request must be received by us before the end of the current Term.

This waiver will only apply to the amount held under this Strategy for the Term that is ending. It will not apply to amounts then held under a different Strategy, or to amounts held under the same Strategy for a Term ending a different date. You may not carry over any unused part of the waiver from one Term to the next.

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Bailout Trigger

Each current Term of this Strategy has its own Bailout Trigger, even if no funds are held under this Strategy for that Term. The Bailout Trigger for one current Term of this Strategy may be different from the Bailout Trigger for another current Term of this Strategy that started on a different date.

For a current Term, the Bailout for this Strategy is equal to the lowest of:

1)	the initial Bailout Trigger of [3.00%]; or

2)	the Bailout Trigger for the Term that ended on the date the current Term began; or

3)	the Maximum Gain set for the current Term.

If the Maximum Gain is never set below the Bailout Trigger, then the Bailout Trigger will not change. If the Maximum Gain is ever set below the Bailout Trigger, then the Bailout Trigger will be reduced for the new Term and for each Term that starts on an anniversary of that Term start date.

Index Information

iShares MSCI EAFE ETF (EFA on the New York Stock Exchange Arca) is an exchange traded fund that seeks to track the investment results of an index composed of large- and mid-capitalization developed market equities in Europe, Australia, and the Far East.

[The iShares MSCI EAFE ETF is distributed by BlackRock Investments, LLC. iShares®, BLACKROCK®, and the corresponding logos are registered and unregistered trademarks of BlackRock, Inc. and its affiliates (“BlackRock”), and these trademarks have been licensed for certain purposes by MassMutual Ascend Life Insurance Company. MassMutual Ascend Life Insurance Company annuity products are not sponsored, endorsed, sold or promoted by BlackRock, and purchasers of an annuity from MassMutual Ascend Life Insurance Company do not acquire any interest in the iShares MSCI EAFE ETF nor enter into any relationship of any kind with BlackRock. BlackRock makes no representations or warranty, express or implied, to the owners of any MassMutual Ascend Life Insurance Company annuity product or any member of the public regarding the advisability of purchasing an annuity, nor does it have any liability for any errors, omissions, interruptions or use of the iShares MSCI EAFE ETF or any data related thereto.]

GAIN OR LOSS UNDER THIS CREDITING STRATEGY IS DETERMINED IN PART BASED ON THE iSHARES MSCI EAFE ETF. HOWEVER, THIS CONTRACT DOES NOT DIRECTLY PARTICIPATE IN ANY EQUITY INVESTMENTS.

This is part of your Contract. It is not a separate contract. It changes the Contract only as and to the extent stated. In all cases of conflict with the other terms of the Contract, the provisions of this Endorsement shall control.

Signed for us at our office as of the Contract Effective Date.

[ ]	[ ]
[Mark F. Muething]	[John P. Gruber]
[President]	[Secretary]

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